

— NO ACT

DC

P.E. 10-16-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



November 30, 2007

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/30/2007

Re: The Walt Disney Company
Incoming letter dated October 16, 2007

Dear Ms. Cross:

This is in response to your letters dated October 16, 2007 and November 21, 2007 concerning the shareholder proposal submitted to Disney by the New York City Teachers' Retirement System. We also have received letters from the proponent dated November 16, 2007 and November 27, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

October 16, 2007

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

On behalf of our client, The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, "Disney" or the "Company"), we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Disney's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Disney's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Proposal was submitted by William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the Board of Trustees of the New York City Teachers' Retirement System (the "Proponent"). Disney asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Disney excludes the Proposal from its 2008 Proxy Materials under Rule 14a-8(i)(7) because the Proposal addresses matters relating to the Company's ordinary business operations.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the Proposal is set forth below:

> **Whereas,** a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org), have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products, and
>
> **Whereas,** we believe that negative generalizations that are assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also help foster negative impressions of U.S. cultural influence abroad,
>
> **Therefore, be it resolved,** that shareholders request that management report on steps the company is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.
>
> The report should include:
>
> 1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and
>
> 2. A description of Disney's existing process for ensuring non-racist, non-sexist depictions and images in all of its products, irrespective of the geographic market of the product.

GROUNDS FOR EXCLUSION

The Proposal, which is nearly identical to a proposal the Proponent made last year and with respect to which the Staff agreed to take no action if the Company excluded, may be excluded under Rule 14a-8(i)(7) because it addresses matters related to Disney's ordinary business operations. The Company believes that decisions involving the nature, content and presentation of its animated films and the marketing and production of the films and related products implicate exactly the type of day-to-day management decisions excluded from the shareholder proposal process under Rule 14-8(a)(i)(7).

The Company is a diversified worldwide entertainment company with operations in four business segments: media networks, parks and resorts, studio entertainment and consumer products. The Company acquires, produces and distributes animated films through its studio entertainment segment. The Company's consumer products segment partners with licensees, manufacturers, publishers and retailers throughout the world to design, promote and sell a wide variety of products based on existing and new Disney characters and other intellectual property.

The Company does not quarrel with the Proponent's stated goal of avoiding the use of negative or discriminatory stereotypes based on race, ethnicity, religion or gender in its products. That is an objective the Company shares. However, the Company firmly believes that the Proposal implicates ordinary business matters that are appropriately addressed by management of the Company and not by its shareholders. As a result, the Proposal may properly be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission also explained that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Decisions involving the nature, content and presentation of the Company's animated films and the marketing and promotion of the films and related products are the essence of the ordinary business operations of the Company's studio entertainment and consumer products segments. Just last year, the Staff permitted Disney to exclude a proposal (the "2007 Proposal") that was virtually identical to the current Proposal because it related to Disney's ordinary business operations. *See The Walt Disney Company* (avail. Nov. 22, 2006; *recon. denied* January 5, 2007) ("the 2007 No-Action Letter"). Like the Proposal, the 2007 Proposal requested that Disney's management issue a report on the Company's actions to avoid the use of "negative racial, ethnic and gender stereotypes in its products". In fact, the primary difference between the requested reports is that the current Proposal also references "discriminatory" stereotypes in addition to "negative" stereotypes. However, the objective of both proposals is the same — the avoidance of racist or sexist depictions and images in the Company's products. The mere addition of the word "discriminatory" does not change the character of the Proposal.

Accordingly, since the current Proposal is substantially similar to the 2007 Proposal, the Proposal is likewise excludable under Rule 14a-8(i)(7) as it relates to Disney's ordinary business operations.[1]

The matters addressed in the Proposal do not rise to the level of the social policy issues that compel inclusion of proposals that would otherwise be omitted under Rule 14a-8(i)(7). In the 1998 Release, the Commission indicated that proposals that deal with ordinary business matters would not be excluded if they raised "*sufficiently significant* social policy issues" (emphasis added). The Commission stated in the 1998 Release that there are no "bright-line" tests and that determination of whether a policy issue rises to the level to overcome the ordinary business exclusion is made on a case-by-case basis. In the Staff's reconsideration of the 2007 No-Action Letter, the Staff found no basis to reconsider its decision that the 2007 Proposal could be excluded from the shareholder proposal process even though the Proponent claimed that the 2007 Proposal was subject to inclusion under the Commission's language in the 1998 Release. The addition in this year's Proposal of references to discrimination does not change at all the nature or significance of the issue addressed by the Proposal. Like the 2007 Proposal, this year's Proposal addresses the avoidance of racist or sexist depictions and images in the Company's products. The 2007 Proposal was not comparable to a proposal on employment discrimination or other significant discrimination matters and the addition of a few words in this year's Proposal does not make it any more comparable to proposals on employment or other significant discrimination matters.

The Staff consistently has affirmed that shareholder proposals concerning the nature, presentation and content of programming and film production, including proposals relating to alleged racial, ethnic, religious or gender matters, are excludable under Rule 14a-8(i)(7) as matters relating to the conduct of ordinary business operations. For example, in *General Electric Company* (avail. Jan. 6, 2005), the Staff concurred with the exclusion of a proposal requesting that GE's board of directors publicly state its policies on race and guest courtesy, as relating to the nature, presentation and content of television programming. In addition, in *General Electric Company* (avail. Jan. 10, 2002), the Staff concurred with the exclusion of a proposal requesting that NBC produce and present television programming that would present the Polish-American image in a positive light and thereby offset the negative and stigmatized image of Polish-Americans. Similarly, in *General Electric Company* (avail. Jan. 21, 1998), the Staff allowed the exclusion of a proposal requesting that NBC follow a television code requiring "special

[1] The Staff has permitted Disney to exclude other proposals in the past relating to the content of its news and entertainment products on ordinary business grounds. *See The Walt Disney Company* (avail. Dec. 7, 2004), *The Walt Disney Company* (avail. Nov. 10, 1997) and *The Walt Disney Company* (avail. Nov. 4, 1997).

sensitivity" in the use of material relating to sex, race, color, age, creed, religion and national or ethnic origin on the basis that it related to the ordinary business function of the content of programming. Furthermore, in *Gannett Co., Inc.* (avail. Jan. 21, 1997), the Staff allowed the exclusion of a proposal requesting that Gannett establish a policy prohibiting its newspapers from publishing anti-Catholic and anti-Semitic material and that such policy be overseen by an ecumenical group with power to censure as constituting ordinary business directed at the editorial and related policies for the company's newspapers.

On numerous prior occasions, the Staff has also concurred that proposals relating to the manner in which a company advertises its products, including proposals concerning racial, ethnic, religious or gender matters in advertising, marketing and packaging of products and related promotional activities concern ordinary business operations. For example, in *Federated Department Stores, Inc.* (avail. Mar. 27, 2002) and *Tootsie Roll Industries, Inc.* (avail. Jan. 31, 2002), the Staff concurred in the exclusion of a proposal requesting that the company, among other things, identify and dissociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions. Likewise, in *The Quaker Oats Co.* (avail. March 16, 1999), the Staff concurred that a proposal requesting the formation of an employee committee to review all advertising contracts for content that "demeans or slanders any people based on race, ethnicity or religion" was excludable as ordinary business. *See also RJR Nabisco Holdings Corp.* (avail. Feb. 23, 1998) and *PepsiCo, Inc.* (avail. Feb. 23, 1998) (in each case, the Staff concurred with the exclusion of a proposal requesting that the company prepare a report describing the company's policy and practice to assure, both domestically and globally, that the company use only "non-racist portrayals and designations" in its advertising and that the company report to shareholders how it will monitor and enforce these policies); *General Mills, Inc.* (avail. July 14, 1992)(Staff concurrence with the exclusion of a proposal requesting that the company (i) establish a policy of not advertising on the Geraldo Rivera show and other "trash TV" programs or on any programs which are insulting to people of any racial, ethnic or religious group and (ii) establish a special management committee to implement these policies); *H.J. Heinz* (avail. June 14, 1991)(Staff concurrence with the exclusion of a proposal requesting that the company refrain from labeling products with characters, signs or symbols of any specific race, religion, culture or creed as ordinary business operations); *Consolidated Foods Corporation* (avail. July 21, 1983)(Staff concurrence with the exclusion of a proposal requesting that the company advertise its products in a manner which enhances the image of women); and *Columbia Pictures Industries Incorporated* (avail. Aug. 29, 1975)(Staff concurrence with the exclusion of a proposal to improve female screen roles "since it involves a request that the Board of Directors take action with respect to a matter relating to the conduct of ordinary business operations of the [c]ompany (viz., the formulation of guidelines related to the attistic [*sic*] character of [c]ompany products)"). Even though matters of race, religion and gender may have public policy implications, in the context of media businesses like the Company, proposals relating to creative content and advertising are excluded because content and advertising are at the core of their ordinary business. *See, e.g., General Electric Company* (avail. Jan. 6, 2005).

In each of the above cited no-action requests, the proponent sought action by the company or a report of practices or plans relating to racial, ethnic, religious or gender matters in programming or advertising. Such matters involve difficult judgments depending on specific and changing factual circumstances, including:

- what portrayals might be construed as stereotyping in the various different markets in which the Company operates;
- the effect of the context in which the portrayals are made; the relative risk that a portrayal will be seen as negative or offensive in light of the artistic judgments of the producers, writers, directors and actors involved in the project;
- contractual requirements that may limit the Company's influence over the content of products it distributes; and
- the overall relationship of the Company and those involved in the production with the racial, ethnic, religious or gender community involved.

Judgments such as these, made by management familiar with the changing factual landscape and the interaction of various aspects of the Company's business, are precisely the type of judgments management – not shareholders – must make. Furthermore, management must be free to make these judgments in light of sometimes rapidly changing public expectations and sensitivities that cannot be anticipated. Therefore, such judgments need to be made in an environment free of constraints that may be or become inappropriate in a given set of circumstances. Shareholder proposals will necessarily restrict the ability of management to exercise the business judgment necessary in these circumstances.

The limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company. The Commission has stated that the Staff "will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excluded." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). In accordance with this directive, the Staff consistently has permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001); *The Mead Corporation* (avail. Jan. 31, 2001); *General Electric Company* (avail. Jan. 27, 2000); *Johnson Controls, Inc.* (avail. Oct. 26, 1999); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Nike, Inc.* (avail. July 10, 1997); and *General Electric Company* (avail. Feb. 2, 1993).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 Proxy Materials. Please do not hesitate to call me at (202) 663-6644 or Roger Patterson of Disney at (818) 560-6126 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

We request that you transmit your response by facsimile to the undersigned at (202) 663-6363 and understand that you can transmit your response to the Proponent care of Patrick Doherty at (212) 669-4072.

Thank you for your attention to this matter.

Sincerely,



Meredith B. Cross

Attachment: Exhibit A

cc: Alan N. Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Roger J. Patterson – Vice President, Counsel, The Walt Disney Company
Patrick Doherty – Office of the Comptroller of New York City

Exhibit A

Proposal of William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the Board of Trustees of the New York City Teachers' Retirement System and Related Correspondence



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR
COMPTROLLER

September 14, 2007

BY FAX

Mr. Alan N. Braverman
Senior Vice President, General Counsel and
Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System (the "Fund"). The Fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from The Bank of New York certifying the fund's ownership, continually for over a year, of shares of The Walt Disney Company common stock is enclosed. The fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:ma
Enclosures
Walt Disney 2007 - 2008

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Board of Trustees of the New York City Teachers' Retirement System

NEGATIVE AND DISCRIMINATORY STEREOTYPING IN DISNEY PRODUCTS

Whereas, a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org), have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products, and

Whereas, we believe that negative generalizations that are assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also help foster negative impressions of U.S. cultural influence abroad.

Therefore, be it resolved, that shareholders request that management report on steps the company is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.

The report should include.

1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and

2. A description of Disney's existing process for ensuring non-racist, non-sexist depictions and images in all of its products, irrespective of the geographic market of the product.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

September 13, 2007

To Whom It May Concern

Re: Disney (Walt) Company Cusip : 254687106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 13, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 2,185,540 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

November 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York

To Whom It May Concern:

I write on behalf of the Teachers' Retirement System of the City of New York (the "Teachers") in response to the October 16, 2007 letter (the "October 16 Letter") sent to the Securities and Exchange Commission (the "Commission") by the firm of WilmerHale on behalf of The Walt Disney Company ("Disney" or the "Company"). In that letter, the Company contends that the Teachers' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as the October 16 Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2008 Proxy Materials. The Proposal, which seeks a report on Disney's current steps to avoid the use of discriminatory racial, gender and other stereotypes, relates to significant social policy issues, which transcend "ordinary business." Accordingly, the Teachers respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Disney seeks.

I. The Teachers' Proposal

The Proposal consists of two whereas clauses followed by a resolution. Among other things, the whereas clauses note that: (a) a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org) have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products; and (b) negative generalizations assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also foster negative impressions of U.S. cultural influences abroad.

The Resolved clause then reads:

> **Therefore,** be it resolved, that shareholders request that management report on steps the company is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.
>
> The report should include:
>
> 1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and
>
> 2. A description of Disney's existing process for ensuring non-racist, non-sexist depictions and images in all its products, irrespective of the geographic market of the product.

II. The Company's Opposition and the Teachers' Response

In its October 16 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, because avoiding discriminatory stereotyping is not a matter of "ordinary business," the Company has failed to meet its burden, and its request for no-action relief should, accordingly, be denied.

A. The Proposal Transcends Ordinary Business, Because the Avoidance of Discriminatory Stereotypes Implicates a Significant Social Policy Issue.

1. *The Teachers' current Proposal properly focuses on discriminatory stereotypes.*

"Significant discrimination matters," such as those presented by the Teachers' current Proposal, are the key example that the Division itself has used of a significant social policy issue that transcends ordinary business matters.

In *Exchange Act Release No. 34-40018*, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Release"), the Commission formally adopted amendments to Rule 14a-8 on shareholder proposals, and reversed the Division's prior *Cracker Barrel* position which had permitted companies to exclude shareholder proposals relating to employment discrimination based on sexual preference. While the 1998 Release was formally limited to such proposals, the Release noted more general considerations to be applied when determining whether any proposal falls within the "ordinary business" exclusion. The Release described the first of those considerations as follows:

> The first [consideration] relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (**e.g., *significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

The current Proposal focuses directly on such discrimination, and reflects changes from the Teachers' prior Proposal to Disney, as to which a no-action letter was issued, *The Walt Disney Company* (November 22, 2006, reconsideration denied January 5, 2007). Thus, the second Whereas clause of the current Proposal now explicitly states that negative generalizations, *i.e.*, stereotypes, can have harmful impact on the "social, psychological and educational development of, and opportunities provided to, both children and adults." (New language underlined). Further, the Resolved clause of the current Proposal now seeks a report that includes a statement of Disney's existing policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities and women. (We have attached to this letter a redlined markup showing all of the changes in Teachers' 2007 Disney Proposal from the 2006 Proposal). In sum, the report that Teachers' current Proposal seeks relates clearly to a significant social policy issue: the policies in place to avoid the discrimination, in employment and other life opportunities, that would result from the dissemination of negative racial, gender, ethnic and other stereotypes by the world's predominant media company.

There is no merit to the Company's assertion in its October 16 Letter that the Proposal is "virtually identical" to the 2007 Proposal (October 16 letter at p. 2). Rather, the Teachers 2007 Proposal throughout now focuses even more directly on the one social policy issue that the Commission chose to highlight as significant in the 1998 Release. As such, the Company should not be permitted to exclude it.

The second consideration set forth in the 1998 Release should also preclude a finding that avoiding discriminatory stereotypes is a matter of "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release.

A report on negative stereotyping and discrimination is <u>not</u> a matter too complex for meaningful shareholder consideration. To the contrary, when a company faces significant social policy issues, such as avoiding harmful group stereotypes and discrimination, shareholders are fully able to review and consider a report. Indeed, following the guidance set forth in *Staff Legal Bulletin 14C* (June 28, 2005) ("*SLB 14C*"), the Staff has rejected companies' requests to use Rule 14a-8(i)(7) to exclude proposals requesting greater corporate disclosure on the impact of companies' products and activities on such public concerns as health, safety and the environment. *See General Electric Company* (January 31, 2007) (requesting that the board prepare a report on global warming resulting from its activities); *CVS Corporation* (March 3, 2006) (requesting board publish a report evaluating the feasibility of reformulating all of its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects); *Exxon Mobil Corporation* (March 12, 2007) (requesting that the company provide information at its pumps regarding carbon dioxide emissions generated by the sale of gasoline); *PepsiCo., Inc.* (March 2, 2007) (requesting that the company adopt a policy to identify and label all food products manufactured or sold by the company that may contain genetically engineered ingredients). Thus, pursuant to the Division's guidance in *SLB 14C*, shareholders should be given the chance to vote on the Proposal that Disney report on how it deals with this serious issue of public concern.

2. *Stereotypes, such as those Disney has used, have been proven to lead to discrimination, including in employment.*

While we submit that the discriminatory effects of racial, gender and ethnic stereotypes, particularly in the area of employment, are self-evident, we note that recent research in social sciences and economics has confirmed direct links between racial and gender stereotypes and biases and resulting employment discrimination. We note further that the United States Supreme Court has held that such a linkage was demonstrated in a case before it, and therefore found unlawful and actionable discrimination.

The research shows that unconscious bias is a significant source of discrimination, which restricts employment opportunities for minorities and women. "Unconscious Bias Theory in Employment Discrimination Litigation," *Harvard Civil Rights – Civil Liberties Review*, 481, 503 (Summer 2005), available at www.law.harvard.edu/students/orgs/crcl/vol40_2/. "Researchers have demonstrated that individuals tend to process incoming information by relying on cognitive shortcuts – in essence, stereotypes. Bias against another thus begins to occur at the point when new information is processed by the individual, such as upon a first meeting, and continues with each interaction between two people." *Id.* at 482. "Specifically, in the employment context, stereotyping is likely to occur when a member of a previously omitted group (or protected class) assumes a job considered nontraditional for his group. Another condition shown to enable stereotyping in the employment context is the perceived lack of fit between the target's category (i.e. female, minority, etc.) and occupation." *Id.* at 484. For example, a study on the effect of using blind selection processes in orchestral auditions revealed that the blind process substantially enhanced the probability that a female musician would advance beyond the preliminary round and eventually be chosen for a position in the orchestra. *Id.* at 486.

Just such an effect of stereotyping and bias on employment decisions was demonstrated in a recent labor market study, which found that a "black-sounding" name remains a significant impediment to getting a job. Using a randomized field experiment, fictitious resumes were sent in response to help-wanted ads in Boston and Chicago newspapers. To affect the employers' perceptions of race, the researchers assigned stereotypically "black-sounding" names to half of the applicants; and assigned stereotypically "white-sounding names" the other half of the applicants, although all applicants otherwise had identical resumes. The authors found that the applicants with the stereotypically white-sounding names received 50 percent more callbacks than those with black-sounding names. M. Bertrand, and S. Mullainathan: "Are Emily and Greg More Employable than Lakisha and Jamal? A Field Experiment on Labor Market Discrimination," *The American Economic Review*, 94(4), pp. 991-1013 (2004), available as a National Bureau of Economic Research Working Paper at www.nber.org/papers/w9873.

Similarly, a study analyzing the hiring decisions of 700 law firms revealed that gender stereotypes, *i.e.*, men as decisive and aggressive and women as indecisive and passive, influence personnel decisions to a statistically significant degree. "*Gorman Releases New Study of Gender Bias in Hiring*," *Inside UVAOnline* (October 7-25, 2005), available at www.virginia.edu/insideuva/2005/17/gorman.html. These findings were reported to be the first time that the conclusion that employers discriminated according to gender stereotypes has been substantiated by real-world data, *i.e,* evidence from the workplace, as opposed to controlled laboratory experiments. *Id.* Similar conclusions were reached in a 2007 research report sponsored by IBM, "The Double-Bind Dilemma for Women in Leadership: Damned if You Do, Doomed if You Don't," available at www.catalystwomen.org/files/full/2007%20Double%20Bind.pdf. All of these studies show that racial or gender stereotypes, disseminated through the population by culture, media and otherwise, result directly in employment discrimination, the issue that the 1998 Release used as its example of one that transcends ordinary business matters.

Finally, the United States Supreme Court, in *Price Waterhouse v. Hopkins*, 490 U.S. 228 (1989), has held that unlawful employment discrimination can result from such stereotypes, and is actionable under Title VII of the Civil Rights Law of 1964. As the Court's statement of the facts found, Hopkins was a very highly praised candidate for partnership at the accounting firm, with excellent skills and a "strong character." However, her nomination for partnership was put aside after she had been critiqued by male partners as "macho" and in need of a "charm school," and told to walk, talk and dress more femininely, and to wear makeup, have her hair styled, and wear jewelry. *Id.* at 233-235. The Court, after reviewing that inequitable treatment, held that an employer may not discriminate based upon sex stereotypes:

> As for the legal relevance of sex stereotyping, we are beyond the day when an employer could evaluate employees by assuming or insisting that they matched the stereotype associated with their group, for " '[i]n forbidding employers to discriminate against individuals because of their sex, Congress intended to strike at the entire spectrum of disparate treatment of men and women resulting from sex stereotypes.' ". . . An employer who objects to aggressiveness in women but whose positions require this trait places women in an intolerable and impermissible catch 22: out of a job if they behave aggressively and out of a job if they do not. Title VII lifts women out of this bind.

Id. at 251 (citations omitted).

As both respected academic researchers and the Nation's highest Court have found that employment discrimination is a wrongful result of racial and gender stereotyping, the Company's shareholders have a legitimate policy interest in a Proposal that asks what the Company is doing to avoid spreading those stereotypes, and thereby causing such discrimination.

3. Disney Has Used Racial, Gender and Ethnic Stereotypes

Disney shareholders have a particular interest in learning about the measures taken by their Company to avoid discriminatory stereotypes. While many of Disney's very popular media creations are benign, the Company has, regrettably, spread unfair stereotypes both in the distant past and more recently. Disney's stereotypical depictions often remain in the marketplace literally for decades, and so may continue to have an unfortunate influence almost indefinitely. Shareholders may rightfully ask what policies the Company now has in place to prevent a recurrence.

The best-known example is Disney's film, *Song of the South,* with its abundance of patronizing racial stereotypes, which originally opened in 1946. Strikingly, Disney continues to sell *Song of the South* in major international markets, and thereby to disseminate those stereotypes, and to profit from them. Specifically, the film remains a popular sales item on video and laserdisc in Britain, Hong Kong, Spain, France, Germany, as well as in Italy, where the title is translated as "The Stories of Uncle Tom." *See* "Disney Sings Dollars and Racism with Song of the South," *The Huffington Post* (May 8, 2007), available at www.huffingtonpost.com/earl-ofari-hutchinson/disney-sings-dollars-and-_b_47972.html. *Id.* Thus, as a policy matter, Disney's use of discriminatory stereotypes is particularly significant, as the influence of its media presentations is both widespread and long–lasting.

Before *Song of the South*, in the still-popular *Dumbo,* the black crow characters in the film appeared as African-American caricatures: the leader crow voiced by a white man is named "Jim

Crow." The other crows were all voiced by black actors, and spoke in what the writers then saw as black dialect, replete with bad grammar. "Digging for the Deeper Meaning in Disney Movies," *Los Angeles Times* (August 21, 2004).

More recently, Disney's *Aladdin* made use of ethnic stereotypes of Arabs. A *New York Times* editorial, "It's Racist, But Hey, It's Disney," (July 14, 1993), noted the discriminatory stereotypes of Arabs in Disney's *Aladdin*, exemplified in song lyrics:

> Oh, I come from a land
> From a faraway place
> Where the caravan camels roam
> Where they cut off your ears
> If they don't like your face
> It's barbaric, but hey, it's home.

In response to pressure from the American-Arab Anti-Discrimination Committee, Disney agreed to change two lines in the video version, but the line, "It's barbaric, but hey, it's home" remained. *Id.*

Disney has also made wide use of gender stereotypes in its widely-circulated cartoon films. A pair of analysts noted in the written materials accompanying a film on Disney's use of such images, that although Disney has also presented more positive images: "The female characters in Disney movies present a distorted version of femininity – highly sexualized bodies, coy seductiveness, always needing to be rescued by a male." For example, "Ariel gives up her voice in order to win the prince with her body in *The Little Mermaid*;" *Beauty and the Beast's* Belle endures an abusive and violent Beast in order to redeem him, and Snow White cleans the dwarfs' cottage to ingratiate herself. "Mickey Mouse Monopoly: Disney, Childhood, and Corporate Power, " C. Sun and M. Picker, *Video Study Guide*, p.1. (2001), available at www.mediaed.org/videos/CommercialismPoliticsAndMedia/MickeyMouseMonopoly/studyguide/MickeyMouseMonopoly.pdf. The same analysts noted, as to racial and ethnic stereotypes in Disney productions, "Representations of race and ethnicity in Disney animated features are notable for their general scarcity, and when they do appear, they tend to reinforce cultural stereotypes about these groups." *Id.* at 2. For example, "Latinos are irresponsible chihuahuas in *Lady and the Tramp*;" "African-Americans as jive crows in *Dumbo*;" "Latinos and African-Americans as street-gang thugs in *The Lion King*;" "Arabs as barbarians in *Aladdin*," and "Native Americans as savages in *Peter Pan* and *Pocahontas*." *Id.* Due to the lasting influences of DVD's and other media, such stereotypes will remain in circulation indefinitely.

Disney's use of stereotypes continues to this day. Just last month, the ABC Network, which Disney owns, became the subject of a significant and continuing international public controversy concerning the use of stereotypes on its popular television program, *Desperate Housewives*. The controversial episode showed one of the main characters, after having received an unexpected medical diagnosis, angrily demanding to check "those diplomas because I want to make sure that they're not from some med school in the Philippines." Thousands of Filipinos from the U.S. and the Philippines signed a petition demanding that ABC apologize. "ABC Issues Public Apology: After the 'Desperate Housewives' Outrage," *Asianjournal.com* (October 3,

2007), available at www.asianjournal.com/?c=124&a=23459. According to the New York university professor who created the petition, "It's these types of comments that make people believe the stereotypes that Filipinos are inferior and leads to all sorts of discrimination." *Id.* ABC apologized a day after Philippines' President Gloria Arroyo's office said it considered the Disney show's dialogue a "racial slur."

In sum, Disney's policies to avoid racial, gender or ethnic stereotypes present a truly significant public policy issue, because the use of such stereotypes by the world's most influential media company has broad and long-lasting effects. It is, therefore, not an encroachment upon the Company's ordinary business for shareholders to ask about the existing policies to prevent the spread of such stereotypes – and the discriminatory damage they may cause.

B. The Past No-Action Letters Cited By the Company Do Not Support Exclusion of the Teachers' Proposal

We note that the Company, in its no-action request, argues that Staff no-action letters issued subsequent to the 1998 Release support its position. As an initial matter, unlike the Teachers' Proposal to Disney, the proposals at issue in those letters generally did not raise the explicit link between negative stereotyping and resulting discrimination, and were not supported by their proponents with current academic research and numerous specific examples of the companies' use of negative racial, gender and ethnic stereotypes.

Moreover, to the extent that those prior no-action letters would be in conflict with the 1998 Release, we respectfully submit that the Staff should give those prior letters no weight. Recently, in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006), the Second Circuit accorded no weight to an SEC interpretation of Rule 14a-8 that conflicted with the Release that the Commission had issued when the Rule was last revised: "Because the interpretation of Rule 14a-8(i)(8) that the SEC advances in its amicus brief -- that the election exclusion applies to proxy access bylaw proposals -- conflicts with the 1976 statement, it does not merit the usual deference we would reserve for an agency's interpretation of its own regulations." *Id.* at 129. The Court continued: "Accordingly, we deem it appropriate to defer to the 1976 Statement, which represents the SEC's interpretation of the election exclusion the last time the Rule was substantively revised." *Id.* The *AIG* Court then decided the matter based upon the Commission's initial 1976 guidance.

Here, it is would appear that the Staff may have issued no-action letters inconsistent with the plain guidance contained in the 1998 Release. Accordingly, we submit that those post-1998 no-action letters cited by the Company regarding "social policy" proposals purportedly analogous to the Proposal cannot properly support the exclusion of the Teachers' Proposal.

Finally, there are two recent no-action decisions which support denial of the Company's request. The Staff refused to allow exclusion of two proposals calling for companies to adopt non-discrimination policies, one element of which was "Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity." *Aquila, Inc.* (March 2, 2006); *Armor Holdings, Inc.* (April 3, 2007). The Staff rejected arguments that those proposals could be excluded as relating to ordinary business. It should do so here, as well.

As the 1998 Release provides no basis for excluding the Teachers' Proposal, the Company has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons stated above, the Teachers respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,



Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

REDLINE OF TEACHERS' 2007 DISNEY PROPOSAL VERSUS 2006 PROPOSAL

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the BoardBoards of Trustees of the New York City Teachers' Retirement System

NEGATIVE AND DISCRIMINATORY STEREOTYPING IN DISNEY PRODUCTIONS

Whereas, a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org), have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products, and

Whereas, we believe that negative generalizations that are assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also help foster negative impressions of U.S cultural influence abroad,

Therefore, be it resolved, that shareholders request that management report on steps the company is currently takingundertaking and will undertake, to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.

The report should include:

1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and

2. A description of Disney's existing the process for ensuring non-racist, non-sexist depictions and images in all of its products, irrespective of the geographic market of the product.

WILMERHALE

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

November 21, 2007

By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company – Response to Proponent's Letter dated November 16, 2007

Ladies and Gentlemen:

This letter is in response to the letter dated November 16, 2007 to you from Janice Silberstein, Associate General Counsel of the Office of the Comptroller of the City of New York, on behalf of the Teachers' Retirement System of the City of New York (the "Proponent"), a copy of which is attached hereto as Exhibit A (the "Proponent's Letter"). In the Proponent's Letter, the Proponent requests that the Staff of the Division of Corporation Finance not grant the no-action request dated October 16, 2007 (the "October Letter") submitted by us on behalf of our client, The Walt Disney Company ("Disney"). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the October Letter.

The Proposal requests a report on the steps Disney "is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products." As noted in the October Letter, the Proponent submitted a nearly identical proposal to Disney last year, and the Staff granted Disney's request for no-action under the ordinary business exclusion in Rule 14a-8(i)(7), and reaffirmed that decision upon request for reconsideration by the Proponent. *See The Walt Disney Company* (avail. Nov. 22, 2006; *recon. denied* January 5, 2007)(the "2007 No-Action Letter"). After reviewing the Proponent's Letter, we continue to believe that the Proposal may properly be excluded under Rule 14a-8(i)(7).

Like last year, the Proponent attempts to characterize the Proposal as comparable to an employment discrimination proposal, and, as a result, asserts that it may not be excluded as relating to Disney's ordinary business under the Commission's statements relating to "significant discrimination matters" in the 1998 Release. The Proponent claims that the Proposal is significantly different from the 2007 Proposal in that, in the Proponent's view, it focuses more directly on discrimination matters. According to the Proponent, this year's Proposal relates to avoidance of employment discrimination that the Proponent believes would result from negative stereotypes allegedly included in Disney's products. After describing various studies concerning the possible sources of discriminatory behavior, the Proponent asserts that negative stereotyping has been shown to cause discrimination and that Disney has used racial, gender and ethnic stereotypes in its products. Finally, the Proponent claims that the numerous precedents we have cited to support the application of Rule 14a-8(i)(7) either do not support our view or are incorrect. Each of these assertions is clearly incorrect.

As with the 2007 Proposal, it is clear that the Proposal deals directly with Disney's ordinary business – that is, decisions involving the nature, content and presentation of its animated films and the marketing and production of the films and related products. As noted in our October Letter, the Staff has consistently affirmed that shareholder proposals concerning the nature, presentation and content of programming and film production, including proposals relating to alleged racial, ethnic, religious or gender matters, are excludable under Rule 14a-8(i)(7) as matters relating to the conduct of ordinary business operations. *See Staff No-Action letters cited in the October Letter.* The Proponent attempts to avoid this clearly controlling precedent by mischaracterizing its Proposal as relating to employment discrimination through an attenuated chain of possible events, when it is plain that the Proposal relates specifically to the depiction of characters and similar matters in Disney's products. Thus, like the 2007 Proposal, the Proposal is excludable under Rule 14a-8(i)(7).

The Proponent includes a lengthy discussion of instances that it claims represent negative stereotyping in Disney's products. While this is not the place to debate the issue, we wish to emphasize that Disney strongly opposes the use of negative or discriminatory stereotypes based on race, ethnicity, religion or gender in its products and disputes the Proponent's characterization of its products.

None of the Staff no-action letters, SEC releases or court decisions cited in the Proponent's Letter change the analysis or the result concerning the application of Rule 14a-8(i)(7) to the Proposal. As noted above, the Staff's no-action letters consistently permit exclusion of proposals like the Proposal under the ordinary business exclusion. Two recent no-action letters cited by the Proponent as supporting inclusion of its Proposal – *Aquila, Inc.* (avail. March 2, 2006) and *Armor Holdings, Inc.* (avail. April 3, 2007) – addressed proposals directly relating to employment policies prohibiting discrimination based on sexual orientation and gender identity. These letters, which appear to be governed by the 1998 Release, do not support the Proponent's position.

Finally, as it did last year, the Proponent asserts that as a result of the Second Circuit's decision in *American Federation of State, County and Municipal Employees v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) (the "AIG Decision"), the Staff's no-action letters that permit exclusion of proposals like the Proposal should not be given any weight because they conflict with the 1998 Release. As we explained last year, the AIG Decision has no application to the Proposal. The AIG Decision dealt with the exclusion in Rule 14a-8(i)(8) of proposals relating to election for membership on a company's board. The Second Circuit objected to Staff no-action positions that it thought were inconsistent with a prior public Commission statement the last time the rule was substantively revised, and reversed the Staff's position. The Staff's no-action letters regarding the exclusion of proposals concerning the nature, presentation and content of programming and film production, including proposals relating to alleged racial, ethnic, religious or gender matters, are not inconsistent with the 1998 Release. The 1998 Release addressed matters of employment discrimination and neither the Proposal nor the no-action letters on which we rely address employment discrimination.

* * * * * * * * * *

For the reasons set forth above and in our October Letter, we believe that the Proposal is properly excludable under Rule 14a-8(i)(7). Accordingly, on behalf of Disney we respectfully request that the Staff not recommend to the Commission that any enforcement action be taken if Disney excludes the Proposal from its 2008 Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to Disney's ordinary business operations.

Please do not hesitate to call me at 202.663.6644 or Roger Patterson of Disney at 818.560.6126 if you require additional information. We request that you transmit your response by facsimile to the undersigned at 202.663.6363 and understand that you can transmit your response to the Proponent care of Patrick Doherty at 212.669.4072.

Thank you for your attention to this matter.

Sincerely,



Meredith B. Cross

Attachment: Exhibit A

cc: Alan N. Braverman -- Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company

Roger J. Patterson – Managing Vice President, Counsel, The Walt Disney Company

Patrick Doherty -- Office of the Comptroller of New York City

Janice Silberstein -- Office of the Comptroller of New York City

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

November 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York

To Whom It May Concern:

I write on behalf of the Teachers' Retirement System of the City of New York (the "Teachers") in response to the October 16, 2007 letter (the "October 16 Letter") sent to the Securities and Exchange Commission (the "Commission") by the firm of WilmerHale on behalf of The Walt Disney Company ("Disney" or the "Company"). In that letter, the Company contends that the Teachers' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as the October 16 Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2008 Proxy Materials. The Proposal, which seeks a report on Disney's current steps to avoid the use of discriminatory racial, gender and other stereotypes, relates to significant social policy issues, which transcend "ordinary business." Accordingly, the Teachers respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Disney seeks.

I. The Teachers' Proposal

The Proposal consists of two whereas clauses followed by a resolution. Among other things, the whereas clauses note that: (a) a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org) have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products; and (b) negative generalizations assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also foster negative impressions of U.S. cultural influences abroad.

The Resolved clause then reads:

> **Therefore,** be it resolved, that shareholders request that management report on steps the company is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.
>
> The report should include:
>
> 1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and
>
> 2. A description of Disney's existing process for ensuring non-racist, non-sexist depictions and images in all its products, irrespective of the geographic market of the product.

II. The Company's Opposition and the Teachers' Response

In its October 16 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, because avoiding discriminatory stereotyping is not a matter of "ordinary business," the Company has failed to meet its burden, and its request for no-action relief should, accordingly, be denied.

A. The Proposal Transcends Ordinary Business, Because the Avoidance of Discriminatory Stereotypes Implicates a Significant Social Policy Issue.

1. *The Teachers' current Proposal properly focuses on discriminatory stereotypes.*

"Significant discrimination matters," such as those presented by the Teachers' current Proposal, are the key example that the Division itself has used of a significant social policy issue that transcends ordinary business matters.

In *Exchange Act Release No. 34-40018*, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Release"), the Commission formally adopted amendments to Rule 14a-8 on shareholder proposals, and reversed the Division's prior *Cracker Barrel* position which had permitted companies to exclude shareholder proposals relating to employment discrimination based on sexual preference. While the 1998 Release was formally limited to such proposals, the Release noted more general considerations to be applied when determining whether any proposal falls within the "ordinary business" exclusion. The Release described the first of those considerations as follows:

> The first [consideration] relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., ***significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

The current Proposal focuses directly on such discrimination, and reflects changes from the Teachers' prior Proposal to Disney, as to which a no-action letter was issued, *The Walt Disney Company* (November 22, 2006, reconsideration denied January 5, 2007). Thus, the second Whereas clause of the current Proposal now explicitly states that negative generalizations, *i.e.*, stereotypes, can have harmful impact on the "social, psychological and educational development of, and opportunities provided to, both children and adults." (New language underlined). Further, the Resolved clause of the current Proposal now seeks a report that includes a statement of Disney's existing policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities and women. (We have attached to this letter a redlined markup showing all of the changes in Teachers' 2007 Disney Proposal from the 2006 Proposal). In sum, the report that Teachers' current Proposal seeks relates clearly to a significant social policy issue: the policies in place to avoid the discrimination, in employment and other life opportunities, that would result from the dissemination of negative racial, gender, ethnic and other stereotypes by the world's predominant media company.

There is no merit to the Company's assertion in its October 16 Letter that the Proposal is "virtually identical" to the 2007 Proposal (October 16 letter at p. 2). Rather, the Teachers 2007 Proposal throughout now focuses even more directly on the one social policy issue that the Commission chose to highlight as significant in the 1998 Release. As such, the Company should not be permitted to exclude it.

The second consideration set forth in the 1998 Release should also preclude a finding that avoiding discriminatory stereotypes is a matter of "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release.

A report on negative stereotyping and discrimination is <u>not</u> a matter too complex for meaningful shareholder consideration. To the contrary, when a company faces significant social policy issues, such as avoiding harmful group stereotypes and discrimination, shareholders are fully able to review and consider a report. Indeed, following the guidance set forth in *Staff Legal Bulletin 14C* (June 28, 2005) ("*SLB 14C*"), the Staff has rejected companies' requests to use Rule 14a-8(i)(7) to exclude proposals requesting greater corporate disclosure on the impact of companies' products and activities on such public concerns as health, safety and the environment. *See General Electric Company* (January 31, 2007) (requesting that the board prepare a report on global warming resulting from its activities); *CVS Corporation* (March 3, 2006) (requesting board publish a report evaluating the feasibility of reformulating all of its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects); *Exxon Mobil Corporation* (March 12, 2007) (requesting that the company provide information at its pumps regarding carbon dioxide emissions generated by the sale of gasoline); *PepsiCo., Inc.* (March 2, 2007) (requesting that the company adopt a policy to identify and label all food products manufactured or sold by the company that may contain genetically engineered ingredients). Thus, pursuant to the Division's guidance in *SLB 14C*, shareholders should be given the chance to vote on the Proposal that Disney report on how it deals with this serious issue of public concern.

2. *Stereotypes, such as those Disney has used, have been proven to lead to discrimination, including in employment.*

While we submit that the discriminatory effects of racial, gender and ethnic stereotypes, particularly in the area of employment, are self-evident, we note that recent research in social sciences and economics has confirmed direct links between racial and gender stereotypes and biases and resulting employment discrimination. We note further that the United States Supreme Court has held that such a linkage was demonstrated in a case before it, and therefore found unlawful and actionable discrimination.

The research shows that unconscious bias is a significant source of discrimination, which restricts employment opportunities for minorities and women. "Unconscious Bias Theory in Employment Discrimination Litigation," *Harvard Civil Rights – Civil Liberties Review*, 481, 503 (Summer 2005), available at www.law.harvard.edu/students/orgs/crcl/vol40_2/. "Researchers have demonstrated that individuals tend to process incoming information by relying on cognitive shortcuts – in essence, stereotypes. Bias against another thus begins to occur at the point when new information is processed by the individual, such as upon a first meeting, and continues with each interaction between two people." *Id.* at 482. "Specifically, in the employment context, stereotyping is likely to occur when a member of a previously omitted group (or protected class) assumes a job considered nontraditional for his group. Another condition shown to enable stereotyping in the employment context is the perceived lack of fit between the target's category (i.e. female, minority, etc.) and occupation." *Id.* at 484. For example, a study on the effect of using blind selection processes in orchestral auditions revealed that the blind process substantially enhanced the probability that a female musician would advance beyond the preliminary round and eventually be chosen for a position in the orchestra. *Id.* at 486.

Just such an effect of stereotyping and bias on employment decisions was demonstrated in a recent labor market study, which found that a "black-sounding" name remains a significant impediment to getting a job. Using a randomized field experiment, fictitious resumes were sent in response to help-wanted ads in Boston and Chicago newspapers. To affect the employers' perceptions of race, the researchers assigned stereotypically "black-sounding" names to half of the applicants; and assigned stereotypically "white-sounding names" the other half of the applicants, although all applicants otherwise had identical resumes. The authors found that the applicants with the stereotypically white-sounding names received 50 percent more callbacks than those with black-sounding names. M. Bertrand, and S. Mullainathan: "Are Emily and Greg More Employable than Lakisha and Jamal? A Field Experiment on Labor Market Discrimination," *The American Economic Review*, 94(4), pp. 991-1013 (2004), available as a National Bureau of Economic Research Working Paper at www.nber.org/papers/w9873.

Similarly, a study analyzing the hiring decisions of 700 law firms revealed that gender stereotypes, *i.e.*, men as decisive and aggressive and women as indecisive and passive, influence personnel decisions to a statistically significant degree. "*Gorman Releases New Study of Gender Bias in Hiring*," *Inside UVAOnline* (October 7-25, 2005), available at www.virginia.edu/insideuva/2005/17/gorman.html. These findings were reported to be the first time that the conclusion that employers discriminated according to gender stereotypes has been substantiated by real-world data, *i.e,* evidence from the workplace, as opposed to controlled laboratory experiments. *Id.* Similar conclusions were reached in a 2007 research report sponsored by IBM, "The Double-Bind Dilemma for Women in Leadership: Damned if You Do, Doomed if You Don't," available at www.catalystwomen.org/files/full/2007%20Double%20Bind.pdf. All of these studies show that racial or gender stereotypes, disseminated through the population by culture, media and otherwise, result directly in employment discrimination, the issue that the 1998 Release used as its example of one that transcends ordinary business matters.

Finally, the United States Supreme Court, in *Price Waterhouse v. Hopkins*, 490 U.S. 228 (1989), has held that unlawful employment discrimination can result from such stereotypes, and is actionable under Title VII of the Civil Rights Law of 1964. As the Court's statement of the facts found, Hopkins was a very highly praised candidate for partnership at the accounting firm, with excellent skills and a "strong character." However, her nomination for partnership was put aside after she had been critiqued by male partners as "macho" and in need of a "charm school," and told to walk, talk and dress more femininely, and to wear makeup, have her hair styled, and wear jewelry. *Id.* at 233-235. The Court, after reviewing that inequitable treatment, held that an employer may not discriminate based upon sex stereotypes:

> As for the legal relevance of sex stereotyping, we are beyond the day when an employer could evaluate employees by assuming or insisting that they matched the stereotype associated with their group, for " '[i]n forbidding employers to discriminate against individuals because of their sex, Congress intended to strike at the entire spectrum of disparate treatment of men and women resulting from sex stereotypes.' "... An employer who objects to aggressiveness in women but whose positions require this trait places women in an intolerable and impermissible catch 22: out of a job if they behave aggressively and out of a job if they do not. Title VII lifts women out of this bind.

Id. at 251 (citations omitted).

As both respected academic researchers and the Nation's highest Court have found that employment discrimination is a wrongful result of racial and gender stereotyping, the Company's shareholders have a legitimate policy interest in a Proposal that asks what the Company is doing to avoid spreading those stereotypes, and thereby causing such discrimination.

3. Disney Has Used Racial, Gender and Ethnic Stereotypes

Disney shareholders have a particular interest in learning about the measures taken by their Company to avoid discriminatory stereotypes. While many of Disney's very popular media creations are benign, the Company has, regrettably, spread unfair stereotypes both in the distant past and more recently. Disney's stereotypical depictions often remain in the marketplace literally for decades, and so may continue to have an unfortunate influence almost indefinitely. Shareholders may rightfully ask what policies the Company now has in place to prevent a recurrence.

The best-known example is Disney's film, *Song of the South*, with its abundance of patronizing racial stereotypes, which originally opened in 1946. Strikingly, Disney continues to sell *Song of the South* in major international markets, and thereby to disseminate those stereotypes, and to profit from them. Specifically, the film remains a popular sales item on video and laserdisc in Britain, Hong Kong, Spain, France, Germany, as well as in Italy, where the title is translated as "The Stories of Uncle Tom." *See* "Disney Sings Dollars and Racism with Song of the South," *The Huffington Post* (May 8, 2007), available at www.huffingtonpost.com/earl-ofari-hutchinson/disney-sings-dollars-and-_b_47972.html. *Id.* Thus, as a policy matter, Disney's use of discriminatory stereotypes is particularly significant, as the influence of its media presentations is both widespread and long–lasting.

Before *Song of the South*, in the still-popular *Dumbo*, the black crow characters in the film appeared as African-American caricatures: the leader crow voiced by a white man is named "Jim

Crow." The other crows were all voiced by black actors, and spoke in what the writers then saw as black dialect, replete with bad grammar. "Digging for the Deeper Meaning in Disney Movies," *Los Angeles Times* (August 21, 2004).

More recently, Disney's *Aladdin* made use of ethnic stereotypes of Arabs. A *New York Times* editorial, "It's Racist, But Hey, It's Disney," (July 14, 1993), noted the discriminatory stereotypes of Arabs in Disney's *Aladdin*, exemplified in song lyrics:

> Oh, I come from a land
> From a faraway place
> Where the caravan camels roam
> Where they cut off your ears
> If they don't like your face
> It's barbaric, but hey, it's home.

In response to pressure from the American-Arab Anti-Discrimination Committee, Disney agreed to change two lines in the video version, but the line, "It's barbaric, but hey, it's home" remained. *Id.*

Disney has also made wide use of gender stereotypes in its widely-circulated cartoon films. A pair of analysts noted in the written materials accompanying a film on Disney's use of such images, that although Disney has also presented more positive images: "The female characters in Disney movies present a distorted version of femininity – highly sexualized bodies, coy seductiveness, always needing to be rescued by a male." For example, "Ariel gives up her voice in order to win the prince with her body in *The Little Mermaid*;" *Beauty and the Beast's* Belle endures an abusive and violent Beast in order to redeem him, and Snow White cleans the dwarfs' cottage to ingratiate herself. "Mickey Mouse Monopoly: Disney, Childhood, and Corporate Power," C. Sun and M. Picker, Video Study Guide, p.1. (2001), available at www.mediaed.org/videos/CommercialismPoliticsAndMedia/MickeyMouseMonopoly/studyguide/MickeyMouseMonopoly.pdf. The same analysts noted, as to racial and ethnic stereotypes in Disney productions, "Representations of race and ethnicity in Disney animated features are notable for their general scarcity, and when they do appear, they tend to reinforce cultural stereotypes about these groups." *Id.* at 2. For example, "Latinos are irresponsible chihuahuas in *Lady and the Tramp*;" "African-Americans as jive crows in *Dumbo*;" "Latinos and African-Americans as street-gang thugs in *The Lion King*;" "Arabs as barbarians in *Aladdin*," and "Native Americans as savages in *Peter Pan* and *Pocahontas*." *Id.* Due to the lasting influences of DVD's and other media, such stereotypes will remain in circulation indefinitely.

Disney's use of stereotypes continues to this day. Just last month, the ABC Network, which Disney owns, became the subject of a significant and continuing international public controversy concerning the use of stereotypes on its popular television program, *Desperate Housewives*. The controversial episode showed one of the main characters, after having received an unexpected medical diagnosis, angrily demanding to check "those diplomas because I want to make sure that they're not from some med school in the Philippines." Thousands of Filipinos from the U.S. and the Philippines signed a petition demanding that ABC apologize. "ABC Issues Public Apology: After the 'Desperate Housewives' Outrage," *Asianjournal.com* (October 3,

2007), available at www.asianjournal.com/?c=124&a=23459. According to the New York university professor who created the petition, "It's these types of comments that make people believe the stereotypes that Filipinos are inferior and leads to all sorts of discrimination." *Id.* ABC apologized a day after Philippines' President Gloria Arroyo's office said it considered the Disney show's dialogue a "racial slur."

In sum, Disney's policies to avoid racial, gender or ethnic stereotypes present a truly significant public policy issue, because the use of such stereotypes by the world's most influential media company has broad and long-lasting effects. It is, therefore, not an encroachment upon the Company's ordinary business for shareholders to ask about the existing policies to prevent the spread of such stereotypes – and the discriminatory damage they may cause.

B. The Past No-Action Letters Cited By the Company Do Not Support Exclusion of the Teachers' Proposal

We note that the Company, in its no-action request, argues that Staff no-action letters issued subsequent to the 1998 Release support its position. As an initial matter, unlike the Teachers' Proposal to Disney, the proposals at issue in those letters generally did not raise the explicit link between negative stereotyping and resulting discrimination, and were not supported by their proponents with current academic research and numerous specific examples of the companies' use of negative racial, gender and ethnic stereotypes.

Moreover, to the extent that those prior no-action letters would be in conflict with the 1998 Release, we respectfully submit that the Staff should give those prior letters no weight. Recently, in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006), the Second Circuit accorded no weight to an SEC interpretation of Rule 14a-8 that conflicted with the Release that the Commission had issued when the Rule was last revised: "Because the interpretation of Rule 14a-8(i)(8) that the SEC advances in its amicus brief -- that the election exclusion applies to proxy access bylaw proposals -- conflicts with the 1976 statement, it does not merit the usual deference we would reserve for an agency's interpretation of its own regulations." *Id.* at 129. The Court continued: "Accordingly, we deem it appropriate to defer to the 1976 Statement, which represents the SEC's interpretation of the election exclusion the last time the Rule was substantively revised." *Id.* The *AIG* Court then decided the matter based upon the Commission's initial 1976 guidance.

Here, it is would appear that the Staff may have issued no-action letters inconsistent with the plain guidance contained in the 1998 Release. Accordingly, we submit that those post-1998 no-action letters cited by the Company regarding "social policy" proposals purportedly analogous to the Proposal cannot properly support the exclusion of the Teachers' Proposal.

Finally, there are two recent no-action decisions which support denial of the Company's request. The Staff refused to allow exclusion of two proposals calling for companies to adopt non-discrimination policies, one element of which was "Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity." *Aquila, Inc.* (March 2, 2006); *Armor Holdings, Inc.* (April 3, 2007). The Staff rejected arguments that those proposals could be excluded as relating to ordinary business. It should do so here, as well.

As the 1998 Release provides no basis for excluding the Teachers' Proposal, the Company has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons stated above, the Teachers respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

/s/

Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

REDLINE OF TEACHERS' 2007 DISNEY PROPOSAL VERSUS 2006 PROPOSAL

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the BoardBoards of Trustees of the New York City Teachers' Retirement System

NEGATIVE AND DISCRIMINATORY STEREOTYPING IN DISNEY PRODUCTIONS

Whereas, a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org), have drawn attention to Disney's use of negative and discriminatory racial, ethnic and gender stereotypes in its animated films and associated products, and

Whereas, we believe that negative generalizations that are assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the social, psychological and educational development of, and opportunities provided to, both children and adults, and can also help foster negative impressions of U.S cultural influence abroad,

Therefore, be it resolved, that shareholders request that management report on steps the company is currently takingundertaking and will undertake, to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.

The report should include:

1. A statement of the existing company policy regarding the avoidance of negative stereotyping and discrimination in Disney's portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures currently used to inform company personnel of this policy; and

2. A description of Disney's existing the process for ensuring non-racist, non-sexist depictions and images in all of its products, irrespective of the geographic market of the product.



RECEIVED
2007 NOV 28 12: 00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

November 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Proposal submitted by the Teachers' Retirement System of the City of New York ("Teachers")

To Whom It May Concern:

This letter is in brief response to the November 21, 2007 reply letter from The Walt Disney Company ("Disney") to the Securities and Exchange Commission, as to Disney's request to exclude Teachers' Proposal for a report on Disney's policies for avoiding discriminatory racial, ethnic and gender stereotypes. Disney's continued mischaracterization in its letter of the Teachers' Proposal -- as not relating to employment discrimination -- is made possible only by Disney's ignoring Teachers' detailed presentation, in its November 16, 2007 letter to the Commission (at pp. 4-6), showing how respected academic scholars and the United States Supreme Court have found that such negative stereotyping leads directly to employment discrimination. Indeed, Disney's complete failure to address the Teachers' presentation confirms that Disney has no answer to it.

Accordingly, as the Proposal does relate to the avoidance of employment discrimination, it transcends "ordinary business," and we respectfully submit that Disney's no-action request should be denied.

Very truly yours,

Janice Silberstein

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 30, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 16, 2007

The proposal requests a report on steps Disney is taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel

END